To Prospectus dated January 12, 2015 and Preliminary Prospectus Supplement Dated January 12, 2015	Filed Pursuant to Rule 433 Registration No. 333-201445

Ecolab Inc.

$300,000,000 1.550% Notes due 2018

$300,000,000 2.250% Notes due 2020

Pricing Term Sheet

January 12, 2015

Issuer:	Ecolab Inc.
Type of Offering:	SEC registered (No. 333-201445)
Trade Date:	January 12, 2015
Settlement Date:	January 15, 2015 (T+3)
Anticipated Ratings:	Baa1 (stable outlook) by Moody’s Investors Service, Inc. BBB+ (positive outlook) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc.
Senior Co-Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Title:	2018 Notes	2020 Notes
Principal Amount:	$300,000,000	$300,000,000
Maturity Date:	January 12, 2018	January 12, 2020
Coupon:	1.550%	2.250%
Interest Payment Dates:	January 12 and July 12, commencing July 12, 2015	January 12 and July 12, commencing July 12, 2015
Price to Public:	99.962%	99.953%
Benchmark Treasury:	UST 1.000% due December 15, 2017	UST 1.625% due December 31, 2019
Benchmark Treasury Price and Yield:	100-10¾; 0.883%	101-05+; 1.380%
Spread to Benchmark Treasury:	+68 bps	+88 bps
Yield to Maturity:	1.563%	2.260%
Make-Whole Call:	T + 10 bps	T + 15 bps
CUSIP/ISIN:	278865AQ3/US278865AQ30	278865AR1/US278865AR13

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or J.P. Morgan Securities LLC at (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.